Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention:	Tara Harkins
Kevin Vaughn
Jane Park
Jeffrey Gabor

Re:	PepGen Inc.
Amendment No 1 to Registration Statement on Form S-1
Filed May 2, 2022
File No. 333-264335

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of PepGen Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on May 2, 2022 (the “Registration Statement”), as set forth in the Staff’s letter dated May 3, 2022 addressed to James McArthur, Ph.D., the Company’s President and Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

U.S. Securities and Exchange Commission

May 4, 2022

Amendment No. 1 to Registration Statement on Form S-1 filed May 2, 2022

PGN-EDO51, page 3

1.

We note your response to prior comment 1. Given that you did not conduct head-to-head trials with EXONDYS 51 and DYNE-251, please remove these comparisons. Please also disclose more information about R6G-PMO so that investors can make a meaningful comparison. Please also expand your disclosure to discuss the meaning of PGN-EDO51 having “greater activity” than R6G-PMO.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 2, 3, 4, 119, 120 and 128 to remove references to non-head-to-head comparisons of its PGN-EDO51 candidate to EXONDYS 51 and DYNE-251. In addition, the Company advises the Staff that it has revised its disclosure on pages 3, 4 and 120 to provide more information about R6G-PMO, its structure and the Company’s use of the compound in its head-to-head preclinical studies of PGN-EDO51. The Company has also revised its disclosure to clarify that its reference to “greater activity” is intended to convey observations of more exon skipping activity of PGN-EDO51 seen in its head-to-head preclinical studies.

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If you should have any questions regarding the enclosed matters, please contact me at (650) 752 3355.

Sincerely,

/s/ James Xu, Esq.
James Xu, Esq.

Enclosures

cc:	James McArthur, Ph.D., President and Chief Executive Officer, PepGen, Inc.